FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January, 2004
                 --------------

Commission File Number     0-29546
                       ------------

                           America Mineral Fields Inc.
                        ---------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
      --------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
                                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes              No X
                                                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com

For Release on January 14th 2004

              AMERICA MINERAL FIELDS ISSUES CALL NOTICE ON WARRANTS


LONDON, U.K. (January 15th, 2004) America Mineral Fields Inc (TSX: AMZ, AIM:
AMF) ("AMF"), today announced that following the sustained rise in the Company's share price, it had issued a Call Notice to the holders of Warrants that were issued in May 2003 (see News Release of May 21st, 2003). These warrants have an exercise price of Cdn$0.75 and could be called if the share-price post November 21st 2003 had a weighted average of Cdn$1.10 or more for any period of 20 consecutive trading days The Call Notice accelerates the expiry date of the Warrants from May 20th, 2008, to February 2nd, 2004. Of the 4,000,000 Warrants originally issued, 2,275,000 had been exercised, and proceeds of Cdn$1,706,250 received, prior to the Call Notice being issued late last month. A further 700,000 Warrants have since been exercised, and proceeds of Cdn$525,000 received. As of today, 1,025,000 Warrants remain outstanding.

Contact Us

London                                  North America
Tim Read - Chief Executive Officer      Martti Kangas - The Equicom Group
Telephone: +44-20-7355-3552             Telephone:   +1-416-815-0700 x. 243
Facsimile: +44-20-7355-3554                          +1-800-385-5451 (toll free)
E-mail:    London@am-min.com            Facsimile:   +1-416-815-0080
                                        E-mail:      mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7493 3713
Facsimile:  +44-20-7491 3936
justine.howarth@parkgreenmedia.com



This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                   NOT FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com
For Release on January 14th 2004

           DRC COUNCIL OF MINISTERS APPROVES KOLWEZI TAILINGS CONTRACT


LONDON, U.K. (January 14th, 2004) America Mineral Fields Inc (TSX: AMZ, AIM:
AMF) ("AMF"), today announced that the Council of Ministers of the Government of the Democratic Republic of Congo ("GDRC") approved the Kolwezi Tailings Project ("Kolwezi"), at a cabinet meeting held on January 9th, 2004. This approval is subject to the official presentation of the Contract of Association in its final form to the Council and the incorporation of Kingamyambo Musonoi Tailings SARL, ("KMT") the Congolese operating company that will hold the Tailings Exploitation Permit.

"This is another important step forward in the completion of the Kolwezi transaction and a strong reaffirmation of DRC Governmental support for this important project," said Tim Read, President & CEO, America Mineral Fields. "The way is now clear to complete the final stages of both the feasibility study and the Environmental and Social Impact Assessment, and to seek financing for this world class project."

On November 17th 2003, AMF announced that the Kolwezi Contract of Association had been agreed and initialled by AMF, GDRC and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company. It was noted that formal approval of the Boards of AMF and Gecamines and approval by the Council of Ministers of the GDRC would be needed prior to the formal execution of the Contract by the three parties. These three approvals have been received and the Contract will now be formally executed. As part of this process KMT will be incorporated and exploitation rights to the tailings will be transferred to it. This whole process is expected to take several weeks.

Congo Mineral Developments ("CMD"), AMF's 100% owned subsidiary will own 82.5% of KMT, with Gecamines and the GDRC owning 12.5% and 5% respectively. Two payments totalling US$15 million will be made by KMT to Gecamines as consideration for the tailings and the rights to exploit them. The first instalment of US$5 million will be made at the time of the transfer of the mining rights and the second instalment of US$10 million will be made following the completion of the bankable feasibility study, at the time of the closing of the project financing. In addition Gecamines will be entitled to a further profit participation in circumstances of an elevated cobalt price. KMT's initial payment to Gecamines will be financed by a shareholder loan from CMD.

About the Kolwezi Project

AMZ's Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AMF". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact Us

London                                  North America
Tim Read - Chief Executive Officer      Martti Kangas - The Equicom Group
Telephone: +44-20-7355-3552             Telephone:   +1-416-815-0700 x. 243
Facsimile: +44-20-7355-3554                          +1-800-385-5451 (toll free)
E-mail:    London@am-min.com            Facsimile:   +1-416-815-0080
                                        E-mail:      mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7493 3713
Facsimile:  +44-20-7491 3936
justine.howarth@parkgreenmedia.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com
For Release on January 15th 2004

                   AMERICA MINERAL FIELDS - PRIVATE PLACEMENT


LONDON, U.K. (January 15th, 2004) America Mineral Fields Inc (TSX: AMZ, AIM:
AMF) ("AMF") The Company is pleased to announce that it has agreed to place 3,500,000 new common shares of no par value at C$1.60 per share with the M & G Investment Managers Ltd., to raise C$5,600,000 before expenses. Application will be made for 3,500,000 common shares of no par value in the Company, which will rank pari passu with existing ordinary shares, to be admitted to trading on the Alternative Investment Market of the London Stock Exchange. Admission will become effective and dealings are expected to commence at on 28 January 2004.

Contact Us

London                                  North America
Tim Read - Chief Executive Officer      Martti Kangas - The Equicom Group
Telephone: +44-20-7355-3552             Telephone:   +1-416-815-0700 x. 243
Facsimile: +44-20-7355-3554                          +1-800-385-5451 (toll free)
E-mail:    London@am-min.com            Facsimile:   +1-416-815-0080
                                        E-mail:      mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7493 3713
Facsimile:  +44-20-7491 3936
justine.howarth@parkgreenmedia.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                   NOT FOR DISSEMINATION IN THE UNITED STATES

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                         ONTARIO


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

           Section 85(1) of the Securities Act (British Columbia) and
             Section 151 of the Securities Rules (British Columbia),
                 and corresponding provisions of the securities
                         legislation in other Provinces

Item 1.  Reporting Issuer

                  America Mineral Fields Inc.
                  c/o Suite 950
                  1055 West Georgia Street
                  Vancouver, B.C. V6E 3P3

Item 2.  Date of Material Change

                  January 15, 2004 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated January 15, 2004 was forwarded to the Toronto Stock Exchange and disseminated via (Canadian Disclosure Network without US Points) Canada Stockwatch, and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  America Mineral Fields Inc announced a private placement of 3,500,000 common shares with M & G Investment Managers Ltd..

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  Tel: 44 207 355 3552

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 19th day of January, 2004.

                                                     AMERICA MINERAL FIELDS INC.

                                                     Per:

                                                     /S/ "Paul C. MacNeill"
                                                     Paul C. MacNeill
                                                     Director

                                  Schedule "A"

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com
For Release on January 15th 2004

                   AMERICA MINERAL FIELDS - PRIVATE PLACEMENT


LONDON, U.K. (January 15th, 2004) America Mineral Fields Inc (TSX: AMZ, AIM:
AMF) ("AMF") The Company is pleased to announce that it has agreed to place 3,500,000 new common shares of no par value at C$1.60 per share with the M & G Investment Managers Ltd., to raise C$5,600,000 before expenses. Application will be made for 3,500,000 common shares of no par value in the Company, which will rank pari passu with existing ordinary shares, to be admitted to trading on the Alternative Investment Market of the London Stock Exchange. Admission will become effective and dealings are expected to commence at on 28 January 2004.

Contact Us

London                                  North America
Tim Read - Chief Executive Officer      Martti Kangas - The Equicom Group
Telephone: +44-20-7355-3552             Telephone:   +1-416-815-0700 x. 243
Facsimile: +44-20-7355-3554                          +1-800-385-5451 (toll free)
E-mail:    London@am-min.com            Facsimile:   +1-416-815-0080
                                        E-mail:      mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7493 3713
Facsimile:  +44-20-7491 3936
justine.howarth@parkgreenmedia.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                   NOT FOR DISSEMINATION IN THE UNITED STATES

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date January 21, 2004                         By: /S/"Paul C. MacNeill"
     ----------------                             ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director